                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 1)


                            EQUALNET HOLDING CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   294408109
                          ---------------------------
                                 (CUSIP Number)

                             DAVID R. KING, ESQUIRE
                          MORGAN, LEWIS & BOCKIUS LLP
                             2000 ONE LOGAN SQUARE
                       PHILADELPHIA, PENNSYLVANIA 19103
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  MARCH 9, 1998
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and give
copies of the schedule, including all exhibits.   See Rule 13d-7(b) for other
parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294408109                                                 PAGE 2 OF 24

-------------------------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THE FURST GROUP, INC.    22-3015385
-------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                      (b) [ ]
-------------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            OO
-------------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [ ]
-------------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW JERSEY
-------------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
NUMBER                         1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF
                               3,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK
 OF SHARES       --------------------------------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
 BENEFICIALLY                  0 SHARES

 OWNED           --------------------------------------------------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
 BY EACH                       1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF
                               3,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK
 REPORTING       --------------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
 PERSON WITH                   0 SHARES

-------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF 3,000 SHARES OF SERIES
            B CONVERTIBLE PREFERRED STOCK
-------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]
-------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.87%
-------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            CO
-------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294408109                                                 PAGE 3 OF 24

----------------------------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       JAMES D. KAYLOR
----------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                      (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            AF
----------------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
NUMBER                         0 SHARES
                 -----------------------------------------------------------------------------------------------------------
 OF SHARES         8     SHARED VOTING POWER
                               1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF
 BENEFICIALLY                  3,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK
                 -----------------------------------------------------------------------------------------------------------
 OWNED             9     SOLE DISPOSITIVE POWER
                               0 SHARES
 BY EACH         -----------------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
 REPORTING                     1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF
                               3,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK
 PERSON WITH
----------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF 3,000 SHARES OF SERIES
            B CONVERTIBLE PREFERRED STOCK
----------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]
----------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.87%
----------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294408109                                                 PAGE 4 OF 24


---------------------------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       JOHN S. STREEP
---------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            AF
---------------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [ ]
---------------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
---------------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
NUMBER                         0 SHARES
                 ----------------------------------------------------------------------------------------------------------
 OF SHARES         8     SHARED VOTING POWER
                               1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF
 BENEFICIALLY                  3,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK
                 ----------------------------------------------------------------------------------------------------------
 OWNED             9     SOLE DISPOSITIVE POWER
                               0 SHARES
 BY EACH         ----------------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
 REPORTING                     1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF
                               3,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK
 PERSON WITH
---------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,822,500 SHARES OF COMMON STOCK, 1,500,000 OF WHICH ARE ISSUABLE UPON CONVERSION OF 3,000 SHARES OF SERIES
            B CONVERTIBLE PREFERRED STOCK
---------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]
---------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.87%
---------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
---------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294408109                                                 PAGE 5 OF 24


ITEM 1.          SECURITY AND ISSUER.

                 This statement relates to the common stock, $.01 par value (the "Common Stock"), of EqualNet Holding Corp., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at EqualNet Plaza, 1250 Wood Branch Park Drive, Houston, Texas 77079.

ITEM 2.          IDENTITY AND BACKGROUND.

                 (a) This statement is being filed by (i) The Furst Group, Inc., a New Jersey corporation ("TFG"), with respect to shares beneficially owned by it and (ii) James D. Kaylor and John S. Streep with respect to shares of Common Stock beneficially owned by TFG. The foregoing persons are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

                 Messrs. Kaylor and Streep each own 45.5% of the common stock of TFG and Mr. Kaylor is the Chairman of the Board of Directors of TFG and Mr. Streep is the Chief Executive Officer of TFG.

                 (b) The business address of each of the Filing Persons is Furst Commerce Center, 459 Oakshade Road, Shamong, NJ 08088.

                 (c) The principal business of TFG is the resale of long-distance and other telecommunications services.

                 (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)  Messrs. Kaylor and Streep are United States Citizens.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                 On March 6, 1998, TFG entered into an Exchange Agreement (the "Agreement") with the Issuer and certain of the Issuer's subsidiaries, pursuant to which the Issuer exchanged Notes and Warrants (each as defined herein) held by TFG for 3,000 shares of Series B Convertible Preferred Stock (the "Preferred Stock") of the Issuer. Each share of Preferred Stock is convertible into a number of shares of Common Stock of the Issuer determined in accordance with the terms of the Preferred Stock. In addition, pursuant to the terms of the Agreement, the Issuer issued 322,500 shares of Common Stock to TFG, representing one share of Common Stock for each $1.00 of interest on the Notes due and payable to TFG on the date of the Agreement. The Notes and Warrants were issued to TFG pursuant to the Note and Warrant Purchase Agreement dated as of February 3, 1997 with the Issuer and certain of the Issuer's subsidiaries pursuant to which TFG acquired $3,000,000 of 10% subordinated notes (the "Notes") and warrants (the "Warrants") exercisable for 1.5 million shares of Common Stock at $2.00 per share. The transaction was completed on February 24, 1997. TFG used funds from working capital to purchase the Notes and Warrants.

CUSIP NO. 294408109                                                 PAGE 6 OF 24


ITEM 4.          PURPOSE OF TRANSACTION.

                 The Filing Persons will acquire the shares of Preferred Stock for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

                 None of the Filing Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Persons beneficially own 1,822,500 shares of Common Stock, which constitutes 9.87% of the Common Stock outstanding based on the Issuer's representation in the Agreement that it had 16,637,737 shares of Common Stock outstanding on the date of the Agreement and including as outstanding the 1,822,500 shares issuable to TFG under the Agreement and upon conversion of the Preferred Stock. Such securities were acquired pursuant to the transactions described in Item 3.

                 (b) TFG has sole voting power and power to dispose of the shares of Common Stock beneficially owned by the Filing Persons, and each of Messrs. Kaylor and Streep, as 45.5% shareholders of TFG, have shared voting and dispositive power with respect to such shares.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 See Item 4.

                 Pursuant to the Agreement, the Issuer granted certain registration rights to holders of the Preferred Stock with respect to shares of Common Stock acquired under the Agreement and upon the conversion of the Preferred Stock and any shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares. These rights include certain shelf and demand registration rights in addition to "piggy-back" registration rights, each as set forth in the Agreement.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit 1 Exchange Agreement (Agreement, as defined above), dated March 6, 1998, without exhibits.

CUSIP NO. 294408109                                                 PAGE 7 OF 24

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         March 24, 1998
                                         --------------------------------
                                                  (Date)

                                         THE FURST GROUP, INC.

                                          /s/ John S. Streep
                                         --------------------------------
                                                  (Signature)
                                         By: John S. Streep
                                         Title: Chief Executive Officer


                                          /s/ James D. Kaylor
                                         --------------------------------
                                                  (Signature)
                                         James D. Kaylor


                                          /s/ John S. Streep
                                         --------------------------------
                                                  (Signature)
                                         John S. Streep